September 18, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications

and Services

100 F Street NE

Washington, D.C. 20549-3561

Attention: Jane Park and Nicholas O’Leary

Re:	Energy Exploration Technologies, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 4
Filed August 29, 2023
File No. 024-11823

Dear Ms. Park and Mr. O’Leary,

On behalf of Energy Exploration Technologies, Inc. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated September 7, 2023, with respect to the Offering Statement on Form 1-A Post-qualification Amendment No. 4 filed on August 29, 2023 (the “Offering Statement”). For convenience, the number of each response set forth below corresponds to the numbered comment in the Staff’s letter dated September 7, 2023, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

Post-Qualification Offering Circular Amendment No. 4

LiTAS Technology, page 31

1.

We note your revised disclosure to our prior comment 1 that you will first offer GM the opportunity collaborate in the future with respect to offtake for lithium products utilizing the Company’s technology relating to lithium extraction and processing for a percentage of the Company’s production, with an established cap. Please revise your disclosure to give investors a reasonable idea of the amount of royalty rate that does not exceed ten percentage points and the established cap.

The Company respectfully acknowledges the comment. The Company has provided updated information on page 31 in the LiTAS Technology section to include additional disclosure regarding the Strategic Partnership Agreement with General Motors. The Company has previously filed the Strategic Partnership Agreement as Exhibit 6.34 and provided a non-redacted copy to the SEC on September 8, 2023.

Intellectual Property, page 33

1.

We note your revised disclosure in response to our prior comment 4. Please revise your disclosure to specify the range of semi-annual royalty rates you are required to pay. pursuant to the Sublicensing Agreement you entered into with ProfMOF AS.

The Company respectfully acknowledges the comment. The Company has provided updated information on page 33 in the Intellectual Property section to include additional disclosure regarding the Sublicensing Agreement. The Company has previously filed the Sublicensing Agreement as Exhibit 6.9.

Recent Developments, page 1; Liquidity and Capital Sources, page36

2.

Pursuant to a conference call between the Company and Staff on September 12, 2023, the Company has included information pertaining to the investors who entered into Joinder Agreements to the Series B Transaction on June 30, 2023. Additionally, the Company has included the two Joinder Agreements as exhibits 6.36 and 6.37.

Recent Developments, page 2

3.

Pursuant to a conference call between the Company and the SEC examiners on September 12, 2023, the Company has re-inserted the information contained in the prior Reg A filing regarding the Dupont Joint Development Agreement and added an additional disclosure regarding termination of the agreement.

We appreciate your time and attention to the Company’s response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at (224) 795-1730.

Very truly yours,
/s/ Simonida Tilton
Simonida Tilton